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                                                             Exhibit (d)(7)
[BANCWEST CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE                        CONTACTS:
                                             BNP Paribas:
                                             Michele Sicard     33 1 40 14 70 61
                                             Agathe Heinrich    33 1 42 98 15 91
                                             Henri de Clisson   33 1 40 14 65 14
                                             BancWest Corporation:
                                             Gerry Keir           (808) 525-7086
                                                              cell (808)282-2768



                 BNP PARIBAS COMPLETES ACQUISITION OF BANCWEST

      BancWest Corporation Becomes Wholly-Owned Subsidiary of BNP Paribas;

           First Hawaiian Bank, Bank of the West Remain Separate Banks

      (Paris, France and Honolulu, Hawaii, December 20, 2001) -- BNP Paribas and BancWest Corporation announced today that they have closed the transaction in which BNP Paribas acquired the 55% of BancWest stock it did not already own. The transaction was structured as a merger of BancWest with a subsidiary of BNP Paribas.

      BancWest is now a wholly owned subsidiary of BNP Paribas. BancWest stock, which had been listed on the New York Stock Exchange (Symbol: BWE), will no longer be publicly traded.

      Completion of the transaction means that all outstanding BancWest shares (except those owned by BNP Paribas) have been converted into the right to receive a $35-per-share cash payment. BancWest will also pay a pro rata dividend of $0.0396 per share, with a record date of December 19 and payment date of December 28.

      BancWest remains headquartered in Honolulu, under existing management. Its major subsidiaries -- Bank of the West (San Francisco) and First Hawaiian Bank (Honolulu) -- will continue to operate as separate institutions using their present names.

      Michel Pebereau, Chairman and CEO of BNP Paribas, said: "We are delighted to have achieved this merger agreement. Through our relationship with BancWest, we have a great deal of confidence in its people. Not only is this transaction immediately accretive, allowing the Group and its shareholders to fully benefit from BancWest's expanding earnings, but the BancWest platform, with 1.1 million customers in markets offering high long-term growth potential, will allow us to leverage our broad financial services expertise."

      "This change rewards our stockholders for their support of BancWest and positions our company, under its new ownership, for dramatic growth in the Western United States," said Walter A. Dods, Jr., Chairman and Chief Executive Officer of BancWest.



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      "For our customers in Hawaii and the West, however, it's business as usual at our branches. Both First Hawaiian and Bank of the West will remain community banks, with an emphasis on decentralized, personal service."

      BancWest stockholders who have stock certificates in their possession will receive instructions by mail from Mellon Investor Services LLC, the paying agent, concerning how and where to forward their certificates for payment. BancWest stockholders should exchange their stock certificates for the merger consideration promptly following receipt of these materials. It is not possible to defer recognition of income for tax purposes by delaying the exchange of stock certificates. Brokers will handle conversion for those holding BancWest stock in a brokerage account.

      The merger does not affect preferred securities or capital securities issued by BancWest Capital I or First Hawaiian Capital I.

      On December 10, BNP Paribas and BancWest Corporation announced plans to further expand operations in the west with BNP Paribas' acquisition of United California Bank from its parent company, UFJ Holdings of Japan. Next year, United California Bank branches will become part of Bank of the West, a BancWest subsidiary, more than doubling Bank of the West's California presence.

      The United California Bank acquisition will solidify BancWest's position as one of the premier western financial services franchises. Following the acquisition, BancWest will have $31 billion in assets and serve 1.5 million customers from more than 350 branches in California, Hawaii, five other Western states, Guam and Saipan. Bank of the West will have $15 billion in deposits within California, ranking fourth in bank deposit market share in the nation's most populous state.

      This $2.4-billion cash transaction is expected to close by the end of the first quarter of 2002, subject to regulatory and other approvals. United California Bank will then be merged into Bank of the West by the end of the third quarter of 2002, and the consolidated company will operate under the Bank of the West name.

ABOUT BNP PARIBAS

      BNP Paribas (www.bnpparibas.com) is a world leader in banking and financial services, offering retail banking and financial services (consumer credit, leasing, e-brokerage, insurance, car fleet management, etc.) to millions of individual customers and corporations mainly in France (2000 branches), Europe, the United States, Mediterranean basin and Africa. Headquartered in Paris, France, it has one of the most extensive international networks in the world with offices in 87 countries. Active in all major financial centers, and providing services to large corporations and institutions, BNP Paribas enjoys key positions in Corporate and Investment Banking, Private Banking, Asset Management and Securities Services. With total assets of $646 billion (EUR 694 billion), shareholders equity of $19.3 billion (EUR 20.6 billion), and Year 2000 net income of $3.86 billion (EUR 4.12 billion), BNP Paribas was the Number 1 listed bank in France and Number 2 listed bank in the Euro zone at the close of 2000.

ABOUT BANCWEST

      BancWest Corporation (www.bancwestcorp.com) is a bank holding company with assets of $20 billion. It is headquartered in Honolulu, Hawaii, with an administrative headquarters in San Francisco, California. Its principal subsidiaries are Bank of the West
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(193 branches in Northern and Central California, Oregon, New Mexico, Nevada,
Washington state and Idaho) and First Hawaiian Bank (56 branches in Hawaii, two in Guam and two in Saipan).

                                     # # #


      FORWARD-LOOKING STATEMENTS: This release contains forward-looking statements, including statements concerning management's expectations regarding anticipated timing of the United California Bank transaction. Such statements reflect management's best judgment as of this date, but they involve risks and uncertainties that could cause actual results to differ materially from those discussed in the statements. Factors that could contribute to such differences include, without limitation, (1) the possibility that regulatory approvals of the United California Bank transaction may be delayed or denied or that burdensome conditions may be imposed in connection with such approvals; (2) the possibility of customer or employee attrition following the United California Bank transaction; (3) failure to fully realize expected synergies from the transaction; (4) lower than expected revenues following the transaction; (5) problems or delays in bringing together United California Bank with BancWest/Bank of the West; (6) the possibility of adverse changes in global, national or local economic or monetary conditions, (7) competition and change in the financial services business, and (8) other factors described in BancWest Corporation's recent filings with the Securities and Exchange Commission. Those factors or others could result, for example, in delay or termination of the United California Bank transaction discussed above. Readers should carefully consider those risks and uncertainties in reading this release. Except as otherwise required by law, BNP Paribas and BancWest disclaim any obligation to update any forward-looking statements included herein to reflect future events or developments.